Exhibit 3.65

E. E. BLACK, LIMITED	Amendment to Bylaws

Resolution of the Sole Stockholder - April 20, 1995

“WHEREAS, it is deemed to be in the best interests of the Company to amend the Bylaws to allow the annual meeting of the stockholders to be held at any location the Board deems appropriate;

“NOW, THEREFORE, BE IT RESOLVED, that Article III, Section 1 of the Bylaws is hereby amended to read as follows:

‘1. Annual Meeting. The annual meeting of the stockholders shall be held at the office of the corporation in Boise, Idaho, or at such other place as the Board of Directors may determine, on the third Thursday in April of each year at 9:00 a.m., or at such other time as the Board of Directors may determine.’”

Resolution of the Sole Stockholder - January 20, 1993

“RESOLVED FURTHER, that Article VI, paragraph 4, of the By-Laws of the Company is hereby amended to read as follows:

‘4. There shall be a board of directors of not less than three and not more than nine members, the number to be designated by resolution of the stockholders at each annual meeting. Except as hereinafter provided, each directors shall serve until the next annual meeting or until his successor shall have been elected and qualified.’”